               [LETTERHEAD OF INKINE PHARMACEUTICAL COMPANY, INC.]

                                                                   June 13, 2003


Securities and Exchange Commission
Attention:  File Desk
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      INKINE PHARMACEUTICAL COMPANY, INC.
                  Requested Withdrawal of Registration Statement on Form S-8 (Registration No. 333-105554)
                  ----------------------------------------------------------

Ladies and Gentlemen:

         This letter is filed pursuant to Rules 477 and 478(c) of the Rules and Regulations under the Securities Act of 1933, as amended, with reference to the Registration Statement on Form S-8 (Registration No. 333-105554) of InKine Pharmaceutical Company, Inc. (the "Registrant") initially filed with the Securities and Exchange Commission on May 23, 2003 (the "Registration Statement").

         Due to a miscommunication between the Registrant and its independent auditors, the required procedures for issuance of the independent auditor's consent were not completed. Accordingly, the Registrant is seeking withdrawal of the Registration Statement. None of the shares registered thereunder have been sold. The Registrant hereby respectfully requests that the Commission consent to such withdrawal of the Registration Statement and remove from registration all of the 1,500,000 shares of common stock covered thereby. On this date, the Registrant has filed a new registration statement covering such shares with a consent dated June 11, 2003.

         If you have any questions, please call the undersigned at (215) 283-6864 or Katayun I. Jaffari of Saul Ewing, LLP, counsel to the Registrant, at
(215) 972-7161.

                                          Very truly yours,

                                          ROBERT F. APPLE
                                          -------------------------------------
                                          Robert F. Apple
                                          Chief Operating and Financial Officer.